UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule

401(k) Savings Account Plan for Employees of the Washington Plate Plant
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2010

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Investments at fair value:
Interest in synthetic investment contracts	$3,265,034	$3,158,833
Interest in common collective trusts	2,672,763	1,946,108
Interest in registered investment companies	1,708,720	1,149,894
Corporate common stock	653,018	319,755
Interest-bearing cash and cash equivalents	352,645	276,703
Participant loans	229,382	188,051

Net assets available reflecting investments at fair value	8,881,562	7,039,344
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(34,067)	205,441

Net assets available for benefits	$8,847,495	$7,244,785

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008

Contributions:
Employer	$171,339	$284,958
Employee	459,967	920,708

Total contributions	631,306	1,205,666

Investment income (loss):
Net gain (loss) from interest in common collective trusts	441,584	(687,051)
Net gain (loss) from interest in registered investment companies	409,368	(706,815)
Net gain (loss) on corporate common stock	368,603	(351,346)
Interest income	56,355	68,437
Other income	105,548	90,229

Total investment income (loss)	1,381,458	(1,586,546)

	2,012,764	(380,880)

Distributions to participants	(387,667)	(276,734)
Administrative expenses and other, net	(22,387)	—

	(410,054)	(276,734)

Net increase (decrease) in net assets available for benefits	1,602,710	(657,614)
Net assets available for benefits at beginning of year	7,244,785	7,902,399

Net assets available for benefits at end of year	$8,847,495	$7,244,785

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements
December 31, 2009
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to encourage thrift and to assist represented employees of the Washington Plate facility of Allegheny Ludlum Corporation (the Company) in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum Corporation is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor).
The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee’s annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee’s discretion. The Company contributes $0.50 for each hour worked per eligible represented employee. Unless otherwise specified by the participant, employer contributions are made to the Standish Mellon Stable Value Fund. Such contributions are made only from current income or accumulated earnings of the Company. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 were as follows:

	Years Ended December 31
	2009	2008

Based on actual earnings	3.67%	4.67%
Based on interest rate credited to participants	3.55%	4.56%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008

BlackRock Asset-Backed Securities Index Fund***	$719,469	$581,831
State Street Global Advisors Target Retirement Income 2025 SL Series Fund*	552,689	353,513
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	548,231	381,645
State Street Global Advisors S&P 500 Flagship SL Fund	540,057	432,336
BlackRock Mortgage-Backed Securities Index Fund ***	474,494	436,788
State Street Global Advisors Target Retirement Income 2015 SL Series Fund*	464,111	329,687
BlackRock Intermediate Term Credit Bond Index Fund**, ***	239,534	529,489

*          Prior year presented for comparative purposes only
**        Current year presented for comparative purposes only
** *     Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2009	2008

Monumental Life Ins. Co. Constant Duration SIC	$946,612	$892,881
Rabobank Constant Duration SIC	924,077	871,773
State Street Bank Constant Duration SIC	509,732	480,839
Bank of America Fixed Maturity SIC*	340,949	441,396
State Street Fixed Maturity SIC*	301,646	366,079

*      Current year presented for comparative purposes only
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$3,265,034	$3,265,034
Interest in common collective trusts (b)	—	2,672,763	2,672,763
Interest in registered investment companies (c)	1,708,720	—	1,708,720
Corporate common stock (d)	653,018	—	653,018
Interest-bearing cash and cash equivalents	352,645	—	352,645
Participant loans	—	229,382	229,382

	$2,714,383	$6,167,179	$8,881,562

a)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial-mortgage backed securities, and 26% asset-backed securities.

b)	This class includes approximately 77% target date funds, 20% U.S. equity funds and 3% fixed income funds.

c)	This class includes approximately 51% U.S. equity funds, 16% non-U.S. equity funds, 22% balanced funds, and 11% fixed income funds.

d)	Comprised of ATI common stock.

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$3,158,833	$3,158,833
Interest in common collective trusts (b)	—	1,946,108	1,946,108
Interest in registered investment companies (c)	1,149,894	—	1,149,894
Corporate common stock (d)	319,755	—	319,755
Interest-bearing cash and cash equivalents	215,250	61,453	276,703
Participant loans	—	188,051	188,051

Total assets at fair value	$1,684,899	$5,354,445	$7,039,344

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

a)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial-mortgage backed securities, and 25% asset-backed securities.

b)	This class includes approximately 74% target date funds, 22% U.S. equity funds and 4% fixed income funds.

c)	This class includes approximately 55% U.S. equity funds, 15% non-U.S. equity funds, 23% balanced funds, and 7% fixed income funds.

d)	Comprised of ATI common stock.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394       Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2009

Description	Current Value

Interest-bearing cash and cash equivalents
TBC Pooled Emp. Daily Fund	$352,645
Adjustment from fair value to book value	65

$352,710

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$358,957
American Funds Europacific Growth Fund	281,632
American Funds Growth Fund of America	367,851
MFS Value Fund	124,718
MSIF Small Company Growth Fund	394,911
Vanguard Inflation Protected Securities Fund	41,082
Vanguard Total Bond Market Index Fund	139,569

Total registered investment companies	$1,708,720

Corporate Common Stock
Allegheny Technologies Incorporated*	$653,018

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$78,455
Adjustment from fair value to book value	(1,129)
State Street Global Advisors Target Retirement Income SL Series Fund	86,371
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	65,986
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	464,111
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	548,231
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	552,689
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	172,854
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	122,030
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	25,945
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	16,030
State Street Global Advisors S&P 500 Flagship SL Fund	540,057
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	4

$2,671,634

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$31,825
CMBS, BACM 2005-3 A3A	38,209

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394       Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2009

Description	Current Value

Freddie Mac, FHR 2627 BU	3,778
Freddie Mac, FHR 2640 TL	10,201
Freddie Mac, FHR 2715 ND	16,133
Freddie Mac, FHR 2760 EB	17,928
Freddie Mac, FHR 2786 PC	10,294
Freddie Mac, FHR 2865 PQ	40,928
Freddie Mac, FHR 2866 XD	47,183
Freddie Mac, FHR 2870 BD	30,488
Freddie Mac, FHR 2888 OW	22,483
GNMA Project Loans, GNR 06-51 A	34,500
Auto Valet 2008-2 A3A	48,566
Bank of America, N.A. Wrap contract	(11,567)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	340,949

Auto, BASAT 06-G1 A4	19,734
CMBS, CDCMT 2002-FX1D1895488.82	32,253
Rate Redu Bonds, CNP 05-1 A2	15,474
Freddie Mac, FHR 2631 LB	42,062
Freddie Mac, FHR 2681 PC	11,344
Freddie Mac, FHR 2778 KR	18,000
Freddie Mac, FHR 2981 NB	9,490
Freddie Mac, FHR 2891 NB	32,142
CMBS, MLMT 05-CIP1 A2	36,522
CMBS, MLMT 05-CKI1 A2	61,673
CMBS, CD05-CD1 A2 FX	31,024
State Street Bank Wrap contract	(8,072)

State Street Bank Fixed Maturity Synthetic Contract 105028	301,646

CMBS, BSCMS 05-T18 A2	22,558
Freddie Mac, FHR 2663 ML	22,288
Freddie Mac, FHR 2763 PC	25,129
Freddie Mac, FHR 2921 NV	21,495
Freddie Mac, FHR 2934 OC	32,069
CMBS, JPMCC 05-LDP2 A2	26,129
Natixis Financial Products Wrap contract	(2,187)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	147,481

Total Fixed Maturity Synthetic Contracts	$790,076

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394       Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2009

Description	Current Value

Variable Rate Synthetic Contracts
Natixis Financial Products	$63,732
Natixis Wrap contract	(2,198)

Total Variable Rate Synthetic Contracts	$61,534

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$90,297
BlackRock, 1-3 Year Credit Bond Index Fund	143,262
BlackRock, Asset-Backed Sec Index Fund	286,310
BlackRock, Comm Mortgage-Backed Sec Fund	72,082
BlackRock, Int Term Credit Bond Index Fund	95,322
BlackRock, Int Term Government Bond Index Fund	61,189
BlackRock Global Investors, Long Term Government Bond Index Fund	13,569
BlackRock, Mortgage-Backed Sec Index Fund	188,823
Monumental Life Ins. Co. Wrap contract	(4,242)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	946,612

BlackRock, 1-3 Year Government Bond Index Fund	87,989
BlackRock, 1-3 Year Credit Bond Index Fund	139,600
BlackRock, Asset-Backed Sec Index Fund	278,991
BlackRock, Comm Mortgage-Backed Sec Fund	70,239
BlackRock, Int Term Credit Bond Index Fund	92,885
BlackRock, Int Term Government Bond Index Fund	59,625
BlackRock, Long Term Government Bond Index Fund	13,222
BlackRock, Mortgage-Backed Sec Index Fund	183,997
Rabobank Wrap contract	(2,471)

Rabobank Constant Duration Synthetic Contract ATI060301	924,077

BlackRock, 1-3 Year Government Bond Index Fund	48,621
BlackRock, 1-3 Year Credit Bond Index Fund	77,141
BlackRock, Asset-Backed Sec Index Fund	154,168
BlackRock, Comm Mortgage-Backed Sec Fund	38,813
BlackRock, Int Term Credit Bond Index Fund	51,327
BlackRock, Int Term Government Bond Index Fund	32,948
BlackRock, Long Term Government Bond Index Fund	7,306
BlackRock, Mortgage-Backed Sec Index Fund	101,674
State Street Bank Wrap contract	(2,266)

State Street Bank Constant Duration Synthetic Contract 107073	509,732

Total Constant Duration Synthetic Contracts	$2,380,421

Participant loans* (4.25% to 9.25%, with maturities through 2014)	$229,382

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
401(K) SAVINGS ACCOUNT FOR EMPLOYEES OF THE WASHINGTON PLATE PLANT

Date: June 25, 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)